

Mail Stop 3561

January 16, 2007

Mr. Gerald M. Chaney
Senior Vice President and Chief Financial Officer
Pacific Sunwear of California, Inc.
3450 East Miraloma Ave.
Anaheim, CA 92806

>   **RE: Pacific Sunwear of California, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2006**
>   **Filed March 31, 2006**
>   **Form 10-Q for Fiscal Quarter Ended October 28, 2006**
>   **Filed December 5, 2006**
>   **File No. 0-21296**

Dear Mr. Chaney:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Controls and Procedures, page 23

   1. We note that you state that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed in your periodic reports filed with the Commission is recorded, processed, summarized

and reported within the time periods specified by the Commission's rules and forms. Please revise in future filings to clarify and confirm in your response for this period and subsequent quarterly periods, if true, that your disclosure controls and procedures are also designed to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please also revise in future filings to clearly state and confirm in your response for this period and subsequent quarterly periods, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Revenue Recognition, page F-9

2. Please tell us how you estimate gift card breakage and whether you recognize breakage upon sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so. Please also tell us whether your gift cards are redeemable for cash and carry expiration dates and what consideration you give to the escheat laws of the states in which you operate. In addition, please tell us the amount of breakage recognized for each year presented and how breakage is classified in your financial statements. Finally, please provide us with the historical evidence supporting your estimates of breakage for each year presented and that demonstrates that your estimates are based on a large population of homogeneous transactions.

3. In future filings please provide more detailed disclosures regarding of your accounting policies for estimating, recognizing and classifying gift card breakage. Also, to the extent that breakage is a material source of income please disclose the amount of breakage for each year presented.

Form 10-Q for Fiscal Quarter Ended October 28, 2006

4. Please address the comments above in your interim filings, as applicable.

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note 2. Summary of Significant Accounting Policies, page 6

Segment Reporting, page 9

5. We note that e-commerce is no longer identified as a separate operating segment. Please tell us why. In doing so, please refer paragraph 10 of SFAS 131.

6. We also note that you changed the composition of your reportable segments and your measurement of segment profit or loss. Please tell us the changes in the structure of your organization that caused the composition of your reportable segments to change. Also, please revise your Form 10-Q for the fiscal quarter ended October 28, 2006 disclose the following:
    *   A description of the differences from your last annual report in the basis of segmentation and measurement of segment profit or loss;
    *   Total assets of each segment;
    *   A reconciliation of total contribution margin to consolidated income before income taxes;
    *   Corresponding restated segment data for the comparable prior periods where practicable; and
    *   Whether you restated the corresponding items of segment data for the comparable prior periods.
    In addition, if segment information for earlier periods is not restated please disclose segment information for the current periods under both the old basis and the new basis of segmentation unless it is impracticable to do so. To the extent the presentation of segment information for the current periods under both the old basis and the new basis of segmentation is impracticable please tell us why. Please refer to paragraphs 33 – 35 of SFAS 131. Please also note that we would expect you to comply with the disclosure requirements of SFAS 131 in your next annual report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 15

7. Please revise your Form 10-Q for the fiscal quarter ended October 28, 2006 to include a discussion and analysis of net sales and contribution margin of each reportable segment. Refer to Item 303(a) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief